Exhibit 99.3

THE SKYVIEW 10 18th Floor, “NORTH LOBBY” Survey No. 83/1, Raidurgam Hyderabad - 500 032, India Tel : +91 40 6141 6000

Independent Auditor’s Review Report on the Quarterly and Year to Date Unaudited Consolidated Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Dr Reddy’s Laboratories Limited

1.	We have reviewed the accompanying ’Statement of Unaudited Consolidated Financial Results for the quarter and nine months ended 31 December 2024’ (the “Statement”) of Dr. Reddy’s Laboratories Limited (the “Holding Company”) and its subsidiaries (the Holding Company and its subsidiaries together referred to as “the Group”), its associates and joint ventures attached herewith, being submitted by the Holding Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

2.	The Holding Company’s Management is responsible for the preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The Statement has been approved by the Holding Company’s Board of Directors . Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the Master Circular issued by the Securities and Exchange Board of India under Regulation 33(8) of the Listing Regulations, to the extent applicable.

4.	The Statement includes the results of the following entities:

Holding Company:

Dr. Reddy’s Laboratories Limited

Subsidiaries

1.	Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.
2.	Aurigene Oncology Limited (Formerly, Aurigene Discovery Technologies Limited)
3.	Aurigene Pharmaceutical Services Limited
4.	beta Institut gemeinnützige GmbH
5.	betapharm Arzneimittel GmbH
6.	Cheminor Investments Limited
7.	Chirotech Technology Limited (dissolved w.e.f. September 18, 2024)
8.	Dr. Reddy’s Farmaceutica Do Brasil Ltda.
9.	Dr. Reddy’s Laboratories (EU) Limited
10.	Dr. Reddy’s Laboratories (Proprietary) Limited
11.	Dr. Reddy’s Laboratories (UK) Limited
12.	Dr. Reddy’s Laboratories Canada, Inc.

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office : 22, Camac Street, Block ‘B’, 3rd Floor, Kolkata-700 016

13.	Dr. Reddy’s Laboratories Chile SPA.
14.	Dr. Reddy’s Laboratories Inc.
15.	Dr. Reddy’s Laboratories Japan KK
16.	Dr. Reddy’s Laboratories Kazakhstan LLP
17.	Dr. Reddy’s Laboratories Louisiana LLC
18.	Dr. Reddy’s Laboratories Malaysia Sdn. Bhd.
19.	Dr. Reddy’s Laboratories New York, LLC
20.	Dr. Reddy’s Laboratories Philippines Inc.
21.	Dr. Reddy’s Laboratories Romania Srl
22.	Dr. Reddy’s Laboratories SA
23.	Dr. Reddy’s Laboratories Taiwan Limited
24.	Dr. Reddy’s Laboratories (Thailand) Limited
25.	Dr. Reddy’s Laboratories LLC, Ukraine
26.	Dr. Reddy’s New Zealand Limited
27.	Dr. Reddy’s Srl
28.	Dr. Reddy’s Bio-Sciences Limited
29.	Dr. Reddy’s Laboratories (Australia) Pty. Limited
30.	Dr. Reddy’s Laboratories SAS
31.	Dr. Reddy’s Netherlands B.V. (Formerly Dr. Reddy’s Research and Development B.V.)
32.	Dr. Reddy’s Venezuela, C.A. (till April 17, 2024)
33.	Dr. Reddy’s (Beijing) Pharmaceutical Co. Limited
34.	DRL Impex Limited
35.	Dr. Reddy’s Formulations Limited
36.	Idea2Enterprises (India) Pvt. Limited
37.	Imperial Owners and Land Possessions Private Limited (Formerly, Imperial Credit Private Limited) (Under liquidation)
38.	Industrias Quimicas Falcon de Mexico, S.A. de CV
39.	Lacock Holdings Limited
40.	Dr. Reddy’s Laboratories LLC, Russia
41.	Promius Pharma LLC
42.	Reddy Holding GmbH
43.	Reddy Netherlands B.V.
44.	Reddy Pharma Iberia SAU
45.	Reddy Pharma Italia S.R.L.
46.	Reddy Pharma SAS
47.	Svaas Wellness Limited
48.	Nimbus Health GmbH
49.	Dr. Reddy’s Laboratories Jamaica Limited
50.	Dr. Reddy’s and Nestle Health Science Limited (Formerly, Dr. Reddy’s Nutraceuticals Limited)
51.	Northstar Switzerland SARL (from September 30, 2024)
52.	North Star OpCo Limited (from September 30, 2024)
53.	North Star Sweden AB (from September 30, 2024)
54.	Dr. Reddy’s Denmark ApS (from October 04, 2024)
55.	Dr. Reddy’s Finland Oy (from December 20, 2024)

Associates

1.	O2 Renewable Energy IX Private Limited
2.	Clean Renewable Energy KK 2A Private Limited (from 30 May 2024)

Joint Venture

1.	DRES Energy Private Limited
2.	Kunshan Rotam Reddy Pharmaceutical Co. Limited

Other Consolidating Entities

1.	Dr. Reddy’s Employees ESOS Trust
2.	Cheminor Employees Welfare Trust
3.	Dr. Reddy’s Research Foundation

5.	Based on our review conducted and procedures performed as stated in paragraph 3 above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013, as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. Batliboi & Associates LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

per Shankar Srinivasan
Partner
Membership No.: 213271

UDIN: 25213271BMISKZ7444

Place: Hyderabad
Date: January 23, 2025

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

DR. REDDY’S LABORATORIES LIMITED

STATEMENT OF UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED 31 DECEMBER 2024

		All amounts in Indian Rupees millions
		Quarter ended			Nine months ended		Year ended
Sl. No.	Particulars	31.12.2024	30.09.2024	31.12.2023	31.12.2024	31.12.2023	31.03.2024
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1	Revenue from operations
	a) Sales	79,960	78,859	69,647	234,215	203,138	271,396
	b) License fees and service income	3,626	1,302	2,501	6,259	5,196	7,768
	c) Other operating income	226	221	220	681	639	947

	Total revenue from operations	83,812	80,382	72,368	241,155	208,973	280,111

2	Other income	1,502	3,075	2,162	6,156	6,984	8,943

3	Total income (1 + 2)	85,314	83,457	74,530	247,311	215,957	289,054

4	Expenses
	a) Cost of materials consumed	14,526	12,872	11,412	39,670	33,939	44,901
	b) Purchase of stock-in-trade	10,507	12,828	12,083	37,136	32,232	43,991
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	782	(2,033)	(1,735)	(5,507)	(5,005)	(6,805)
	d) Employee benefits expense	13,665	13,992	12,764	41,794	37,464	50,301
	e) Depreciation and amortisation expense	4,714	3,970	3,735	12,490	11,023	14,700
	f) Impairment of non-current assets, net	(4)	924	110	925	176	3
	g) Finance costs	817	757	394	2,172	1,118	1,711
	h) Other expenses	21,606	21,034	17,503	62,050	49,164	68,389
	Total expenses	66,613	64,344	56,266	190,730	160,111	217,191

5	Profit before tax and before share of equity accounted investees(3 - 4)	18,701	19,113	18,264	56,581	55,846	71,863

6	Share of profit of equity accounted investees, net of tax	42	61	27	162	112	147

7	Profit before tax (5+6)	18,743	19,174	18,291	56,743	55,958	72,010

8	Tax expense/(benefit):
	a) Current tax	5,330	7,713	3,538	18,258	16,636	19,459
	b) Deferred tax	(629)	(1,958)	944	(2,900)	(3,359)	(3,228)

9	Net profit after taxes and share of profit of associates (7 - 8)	14,042	13,419	13,809	41,385	42,681	55,779

10	Net profit after taxes attributable to
	a) Equity shareholders of the parent company	14,137	12,557	13,809	40,618	42,681	55,779
	b) Non-controlling interests	(95)	862	-	767	-	-

11	Other comprehensive income/(loss)
	a) (i) Items that will not be reclassified subsequently to profit or loss	(52)	(33)	132	(176)	16	(28)
	(ii) Income tax relating to items that will not be reclassified to profit or loss	-	-	-	-	-	4
	b) (i) Items that will be reclassified subsequently to profit or loss	(2,142)	2,978	782	951	(184)	(749)
	(ii) Income tax relating to items that will be reclassified to profit or loss	170	16	78	180	69	117
	Total other comprehensive income/(loss)	(2,024)	2,961	992	955	(99)	(656)

12	Total comprehensive income (9 + 11)	12,018	16,380	14,801	42,340	42,582	55,123

13	Total comprehensive income attributable to
	a) Equity shareholders of the parent company	12,113	15,518	14,801	41,573	42,582	55,123
	b) Non-controlling interest	(95)	862	-	767	-	-

12	Paid-up equity share capital (face value Re. 1/- each)	834	834	834	834	834	834

13	Other equity						281,714

14	Earnings per equity share attributable to equity shareholders of parent(face value Re. 1/- each)
	Basic	16.97	15.08	16.59	48.77	51.31	67.04
	Diluted	16.94	15.05	16.56	48.69	51.22	66.92
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results

DR. REDDY’S LABORATORIES LIMITED

Segment information				All amounts in Indian Rupees millions
		Quarter ended			Nine months ended		Year ended
Sl. No.	Particulars	31.12.2024	30.09.2024	31.12.2023	31.12.2024	31.12.2023	31.03.2024
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue :
	a) Pharmaceutical Services and Active Ingredients	10,387	11,190	10,580	32,049	29,570	41,295
	b) Global Generics	73,813	71,636	63,124	214,378	184,384	245,673
	c) Others	1,614	179	1,215	2,005	2,491	3,922
	Total	85,814	83,005	74,919	248,432	216,445	290,890

	Less: Inter-segment revenue	2,002	2,623	2,551	7,277	7,472	10,779
	Total revenue from operations	83,812	80,382	72,368	241,155	208,973	280,111

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	2,359	2,521	2,307	6,652	4,580	6,929
	b) Global Generics	45,219	45,162	39,077	134,899	116,335	154,272
	c) Others	1,478	89	823	1,625	1,221	2,423
	Total	49,056	47,772	42,207	143,176	122,136	163,624

	Less: Selling and other un-allocable expenditure/(income), net	30,313	28,598	23,916	86,433	66,178	91,614
	Total profit before tax	18,743	19,174	18,291	56,743	55,958	72,010

Global Generics includes operations of Biologics business. Inter-segment revenue represents sales from Pharmaceutical Services and Active Ingredients to Global Generics and Others at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	The above statement of unaudited consolidated financial results of Dr. Reddy’s Laboratories Limited (“the Company”), which have been prepared in accordance with the Indian Accounting Standards (“Ind AS”) prescribed under section 133 of Companies Act,2013 (“the Act”) read with relevant rules issues thereunder, other accounting principles generally accepted in India and guidelines issues by the Securities and Exchange Board of India (“SEBI”) were reviewed and recommended by Audit Committee and approved by the Board of Directors at their meetings held on 23 January 2025. The Statutory Auditors have carried out a limited review on the unaudited consolidated financial results and issued an unmodified report thereon.

2	“License fees and service income” for the quarter and nine months ended 31 December 2024 includes an amount of Rs.1,266 million received as a milestone payment upon U.S.FDA approval of DFD 29, in accordance with the license and collaboration agreement dated 29 June 2021 with Journey Medical Corporation. This transaction pertains to the Company’s Others segment.

3

“Other income” for the year ended 31 March 2024 includes :

a. Rs.540 million recognised in April 2023, pursuant to settlement agreement with Janssen Group, in settlement of the claim brought in the Federal Court of Canada by the Company and its affiliates for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of Zytiga®(Abiraterone).

b. Rs.984 million recognised in September 2023, pursuant to settlement of product related litigation by the Company and its affiliates in the United Kingdom. These transactions pertains to the Company’s Global Generics segment.

4	During the quarter and nine months ended 31 December 2024, an amount of Rs.841 million and Rs.2,556 million, respectively, and during the quarter and nine months ended 31 December 2023, an amount of Rs.1,148 million and Rs.3,422 million, respectively, representing government grants has been accounted as a reduction from Cost of materials consumed.

5	“Impairment of non-current assets, net” during the nine months ended 31 December 2024 includes an amount of Rs.907 million pertaining to Haloette® (a generic equivalent to Nuvaring®), a product-related intangible, due to constraints on procurement of the underlying product from its contract manufacturer, resulting in a lower recoverable value compared to the carrying value. This impairment charge pertains to the Company’s Global Generics segment.

6	Pursuant to the amendment in The Finance Act 2024, resulting in withdrawal of indexation benefit on long-term capital gain, the Company has written off Deferred Tax Asset amounting to Rs. 482 million, created in earlier periods on land, during the nine months ended 31 December 2024.

7	The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On 6 July 2021, the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company has continued to engage with the SEC and DOJ, including through submissions and presentations regarding the initial complaint and additional complaints relating to other markets, and in relation to its Global Compliance Framework, which includes enhancement initiatives undertaken by the Company, and the Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions and can also lead to civil and criminal sanctions under relevant laws, the outcomes, including liabilities, are not reasonably ascertainable at this time.

DR. REDDY’S LABORATORIES LIMITED

8	On 25 April 2024, the Company entered into an agreement with Nestlé India Limited (“Nestlé India”) for the manufacturing, development, promotion, marketing, sale, distribution, and commercialization of nutraceutical products and supplements in India, as well as other mutually agreed geographies. These operations will be carried out by Dr. Reddy’s Nutraceuticals Limited, established on 14 March 2024. The entity was later renamed as Dr. Reddy’s and Nestlé Health Science Limited (the “Nutraceuticals subsidiary”) on 13 June 2024.

Upon completion of the closing conditions, the transaction concluded on 01 August 2024. Consequently, the Company has made an additional investment of Rs.7,340 million in its Nutraceuticals subsidiary, with corresponding infusion from Nestlé India amounting to Rs.7,056 million resulting in a revised shareholding pattern of 51:49 between the Company and Nestlé India. Subsequently, Nutraceuticals subsidiary had purchased the portfolio of nutraceutical products and supplements from Nestlé India for a consideration of Rs.2,231 million. The acquired portfolio consists of Product licenses, sales and marketing teams, contract manufacturers and employees. Based on fair valuation, the company had allocated purchase consideration and recognized Product licenses and other intangibles of Rs.1,982 million, property, plant and equipment and current assets of Rs.43 million and Goodwill of Rs.207 million.

Upon Closing, the Company had also transferred its nutraceuticals and supplements portfolio to the Nutraceuticals subsidiary as a common control transfer of business. This acquisition pertains to the Company’s Global Generics segment.

Profit after tax attributable to Non-controlling interest for nine months ended 31 December 2024, has arisen primarily on recognition of deferred tax asset on account of transfer of business from parent company to Nutraceuticals subsidiary. As at 31 December 2024, share of 49% held by Nestlé India is recorded under Non-controlling interest of Rs.3,844 million.

9	Business purchase agreement with Haleon:

On 26 June 2024, the Company entered into definitive agreement with Haleon UK Enterprises Limited (“Haleon”) to acquire Haleon’s global portfolio outside of the United States of consumer healthcare brands in the Nicotine Replacement Therapy category (“NRT Business”).

The definitive agreement for the acquisition of this NRT Business from Haleon includes the transfer of intellectual property, employees, agreements with commercial manufacturing organization, marketing authorizations and other assets relating to the commercialization of four brands - i.e., Nicotinell, Nicabate, Thrive, and Habitrol. The acquisition is inclusive of all formats such as lozenge, patch, spray and/or gum in all applicable global markets outside of the United States.

The closing conditions were met, and the transaction was completed on 30 September 2024.

Upon Completion, the company acquired the shares of Northstar Switzerland SARL from Haleon for an upfront cash payment of Rs.51,407 million (GBP 458 million). An additional consideration of up to Rs.4,714 million (GBP 42 million) is payable which is contingent upon achieving agreed-upon sales targets in Calender years 2024 and 2025, bringing the total potential consideration to Rs.56,121 million (GBP 500 million).

The Company completed the provisional allocation of purchase price. The fair value of consideration transferred is Rs.55,897 million (GBP 498 million). Based on fair valuation, the Company recognised Intangibles (Brands) of Rs.54,920 million (GBP 488.80 million), Deferred tax liabilities of Rs.8,469 million (GBP 75.45 million) and Goodwill of Rs.7,249 million (GBP 64.58 million). This acquisition pertains to the Company’s Global Generics segment.

Further, The company executed a forward exchange contract to hedge its exposure to the payment made in GBP. Upon maturity, hedge gain of Rs. 2,197 million (GBP 20 million) was reclassified from the cash flow hedge reserves and has been adjusted in consideration paid upon closing of the transaction.

Acquisition related costs amounting to Rs.1,017 and Rs.280 were recognised as expenses under “Other expenses” during the nine months ended 31 December 2024 and the year ended 31 March 2024, respectively.

This marketing authorisation will transition gradually into the Company in a phased approach between April 2025 and February 2026. During transition period, Haleon group will provide distribution and related services in the markets, facilitating successful integration of the business across various geographies into the Company.

The amount of revenue and profit before tax (derived after amortisation of NRT brands and integration expense) pertaining to the business acquired from Haleon since the acquisition date (i.e., September 30, 2024) was Rs.6,049 (GBP 56.3 million) and Rs.1,240 ( GBP 11.3 million) respectively, during the three months ended December 31, 2024.

10	The Board of Directors of the Company at their meeting held on 27 July 2024 have approved the sub-division/ split of each equity share having a face value of Rupees five each, fully paid-up, into five equity shares having a face value of Rupee One each, fully paid-up (the “stock split”), by alteration of the capital clause of the Memorandum of Association of the Company. Further, each American Depositary Share (ADS) of the Company will continue to represent one underlying equity share as at present and, therefore, the number of ADSs held by an American Depositary Receipt(ADR) holder would consequently increase in proportion to the increase in number of equity shares.

On 12 September 2024, the approval of the shareholders of the Company was obtained through a postal ballot process with a requisite majority.

Consequently w.e.f. record date of 28 October 2024, the authorized share capital, the paid up share capital and the treasury shares were sub-divided into five equity shares having a face value of Rupee One each. As on 31 December 2024, the closing number of shares fully paid up and treasury shares were 834,423,960 and 1,302,980 respectively.

Post stock split, the number of each stock option vested and unvested and not exercised as on the record date were sub-divided into five options and the exercise price was proportionately adjusted.

The effect of stock split was considered in the computation of basic and diluted EPS for the quarter and nine months ended 31 December 2024 and prior periods have been restated considering face value of Rupee One each in accordance with Ind AS 33- “Earnings per Share” and rounded off to the nearest decimals.

11	The Company considered the uncertainties relating to the escalation of conflict in the middle east, and duration of military conflict between Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

By order of the Board
For Dr. Reddy’s Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 23 January 2025	Co-Chairman & Managing Director